Aquarius Cannabis, Inc.

2549 Cowley Drive

Lafayette, CO 80026

February 9, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:

Aquarius Cannabis, Inc.

Registration Statement on Form S-1

Filed December 12, 2014

File No. 333-200932

Dear Mr. Riedler:

We are in receipt of your comment letter dated January 8, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

We note the following press releases and written communications which allude to a proposed public offering of your securities:

•

the press release labeled “Aquarius Cannabis Files S-1 with the SEC” published by PR Newswire and dated December 17, 2014 (see http://www.prnewswire.com/news- releases/aquarius-cannabis-files-s-1-with-the-sec-300010942.html);

•

the news article labeled “The Green Rush Is On: What Our Investors Know That You Don’t (Yet)” by Patrick Eckstrom and dated December 12, 2014 (see http://aquariuscannabis.com/green-rush-investors-know-dont-yet); and

•

your website, including the statement “the time to invest is now” (see http://aquariuscannabis.com/why-aquarius).

Please supplementally advise us of the activities involving management leading to the generation and public distribution of the three news articles, including the posting of two of the articles on your website, and provide us with your legal analysis as to why these communications are permissible in light of the requirements of the Securities Act of 1933 regarding written

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

communications. Alternatively, advise us of any steps that you have taken to prevent the further distribution or publication of similar communications going forward.  For guidance, please also refer to SEC Release No. 33-8591.

RESPONSE:  We respectfully submit to the Staff that the press release labeled “Aquarius Cannabis Files with the SEC” dated December 17, 2014 was issued by our public relations firm at the direction of our management team.  The sole purpose of this communication was “for informational purposes only” and was not intended to be an “offer” as defined under Section 5 of the Securities Act of 1933 (“the Act”)..  We would also like to note that this press release specifically states that “[T]hese securities may not be sold nor may any offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy……prior to the registration or qualification under the securities laws of any such state or jurisdiction”.

The news article labeled “The Green Rush Is On: What our Investors Know That You Don’t (Yet)” dated December 12, 2014, was created by a social media firm at the direction of our management and subsequently downloaded to our company website.  This article was deemed to be “for informational purposes only”, as is noted in the article. In addition, it did not reference the specific registration of these shares.  The article no longer appears on our website.

Finally, the language ‘the time to invest is now” on our website was referencing the marijuana industry in general, and was not specifically relating to Aquarius, and more definitely was not a solicitation or an offer to invest in our company.  This information was first added to the website when we launched it in August 2014, and did not specifically reference the registration of the shares in this registration statement.  This language has also been removed from our website.

We respectfully submit to the Staff that we have informed all of our consultants that during this “post filing” period and thru the “post effective” period, we will not mention our registration of these shares in any outside communication.  Please also note that this registration statement is for existing selling shareholders, and that we did not receive any proceeds from this offering.

2.

If true, please expand your disclosure to explain that Aquarius Cannabis Inc., a Delaware company, is the predecessor to the registrant. Provide the corporate history for the registrant as required by Item 101 of Regulation S-K, including;

•

how the managers of the registrant became shareholders of Storm Run Acquisition Corp., and

•

how the registrant became the successor to the Delaware company.

If the Nevada company is not the successor to the Delaware company, please advise us as to why this is not the case and expand your disclosure to discuss;

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

•

the prior operations of Storm Run Acquisition and Aquarius Cannabis, the Delaware company, and

•

any affiliation and intended cooperation between the registrant and Aquarius Cannabis, the Delaware company.

RESPONSE:  We respectfully submit to the Staff that the Nevada company is not a successor to the Delaware company.  In early 2014, we initially were going to become public through a reverse merger with “Storm Run Acquisition”, a Form 10 shell company.  We also were initially incorporated in Delaware under the “Aquarius Cannabis” name.  Subsequently, we decided to incorporate in the state of Nevada and pursue an S-1 registration instead of through the reverse merger acquisition.

We never performed the reverse merger with Storm Run Acquisitions and there were never any business operations conducted by or from the Aquarius Cannabis, Delaware corporation.  In addition, we have no intentions of conducting any business operations by or from the Aquarius Cannabis, Delaware corporation in the future.

3.

You state that your business plan is unique.  However, there are other companies, including Privateer Holdings, which plan to offer branded marijuana products.  Please provide additional disclosure supporting this characterization or alternatively eliminate such statements throughout the prospectus.

RESPONSE:  We respectfully submit to the Staff that we have eliminated such statements from our disclosure.

4.

You characterize the sale of marijuana as legal throughout your prospectus.  For example, on page 1, you state that “[w]e believe our projected revenue stream will be rapid and will grow as legalized marijuana in the U.S. expands.”  Since the use, sale, and possession of marijuana is illegal under federal law, please clarify these statements to distinguish between the legal status of marijuana under state vs. federal law.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to remove that statement “[we] believe our projected revenue stream will be rapid and will grow as legalized marijuana in the U.S. expands.”  In addition, we have revised our disclosure to include language which distinguishes the legal status of marijuana use between state and federal law.

5.

Please disclose why you believe that you “will be the first company with multiple medical marijuana and recreational marijuana brands distributed in multiple states.” Unless you have a reasonable basis to support this assertion, please eliminate this statement throughout the prospectus.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to eliminate these statements throughout the prospectus.

6.

You state in the prospectus that your business does not involve the possession of marijuana. Where appropriate, please disclose how you developed your proprietary growing methods and environmental designs without possessing marijuana. If you acquired these assets, please disclose the material terms of the acquisition in the Business section and file the agreement as an exhibit to the registration statement.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to indicate that we contracted with an experienced grower to develop the growing methods and a horticulture specialist to develop the environmental designs to systemize the production process as the “Aquarius Cannabis” brand platform.

Prospectus Summary, page 1

7.

At this time, you must make your choice whether to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. Please revise your disclosure on pages 2, 7, and 8 to disclose your election under Section 107(b) of the Jobs Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the Jobs Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please revise your disclosure on page 7 under the label “We are an ‘Emerging Growth Company,’ . . .” to state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates  Include a similar statement in your critical accounting policy disclosures in MD&A.  In addition, consider describing the extent to which any of the disclosure requirement exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

RESPONSE:  We respectfully submit to the Staff that we revised our disclosure to indicate that we elect to utilize the extended transition period and have updated our disclosure in accordance with the provisions set forth above in this comment.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

8.

Please briefly describe your proprietary growing methods and environmental designs.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure which describes our proprietary growing methods and environmental designs.

9.

Please discuss the products that you plan to offer such as your AquariusPODS.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to discuss the AquariusPODS Product that the Company plans to offer.  At the present time, we are not planning on offering any other products.

10.

Please clarify that the FDA has not approved the sale of marijuana for any medical application.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to clarify that the FDA has not approved the sale of marijuana for any medical application.

11.

Please discuss the legal status of marijuana under federal law and in Nevada, California, Oregon, and Washington.  Your discussion should include disclosure relating to the legality, separately, of possession, use, distribution, and production.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure based upon the above, however, we have not included the analysis for the state of Oregon as we do not plan on conducting business in that state.

12. You state that producers partnering with you will gain access to top-tier experts and consultants. Please identify these top-tier experts and consultants or alternatively clarify that you hope to employ top-tier experts and consultants.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to indicate that we presently do not employ experts and/or consultants but we plan to hire such experts/consultants in the near future.

13.

We note on page 2 that you are planning “to operate a national marijuana branding business in compliance with Federal law.”  Please reconcile this statement with your disclosure on page 10 that you “could be deemed to be participating in marijuana cultivation, which remains illegal.”

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure and have omitted the language “could be deemed to be participating in marijuana cultivation, which remains illegal” from our disclosure.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

14.

Please discuss Aquarius Colorado’s current and planned business operations.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to discuss Acquarius Colorodo’s current and planned business operations.

Risk Factors

Once We Start Our Operations  We  Will  Need  Substantial  Capital………….,  page  5

15.

Please discuss the risk that you may not be able to secure financing on favorable terms, if at all, due to the nature of your business.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to incorporate the above language into the referenced “Risk Factor” listed above.

Uncertainty of Profitability, page 6

16.

We note that you do not have any revenue at this time. Please revise your disclosure throughout the prospectus to remove any inference that you currently generate revenue.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to advise that we have entered into a “Marketing and Brand Development Services” agreement with a company effective December 28, 2014, which terms call for a monthly payment of $5,000 for twelve (12) months.  We received our first payment of $5,000 on December 31, 2014 and have included this in our disclosure.  We are also filing the agreement as an “Exhibit” in this filing.

Conflicts of Interest, page 7

17.

Please expand your disclosure to describe any potential or current conflicts of interest of which you are aware. In this regard, please identify any companies that operate or plan to operate in the marijuana industry, including companies that are consulting and service providers, which are owned or managed by any of your officers, directors, or employees.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to address the issues raised in this comment.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

Our Business is Dependent on Laws Pertaining to the Marijuana Industry, page 10

18.

We note that you “are potentially exposed to criminal liability and property seizure.” Please disclose the potential liabilities, if any, for your company, employees, affiliates, and investors.

RESPONSE:  We respectfully submit to the Staff that we revised our disclosure and the language “are potentially exposed to criminal liability and property seizure” has been omitted.

Because our Business is Dependent Upon Continued Market Acceptance by Consumers………….,  page  11

19.

Please identify the “marijuana pill” sold by pharmaceutical companies you refer to in this risk factor.

RESPONSE:  We respectfully submit to the Staff that the name of the “marijuana pill, is “Marinol”, and we have revised our disclosure to indicate such.

Description of Securities to be Registered, page 20

20.

Please discuss the dividend rights of both your common stock and preferred stock.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to include our dividend policy on our common stock and preferred stock.

Description of Business, 22

21.

Please remove the URLs for news websites from your prospectus.

RESPONSE:  We respectfully submit to the Staff that we have removed the URLs for news websites from our prospectus.

22.

A number of states have minimum good manufacturing practices.  Please disclose if and why you believe that these state-mandated good manufacturing practices create a more consistent product.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to describe why we believe that state-mandated good manufacturing practices create a more consistent product.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

23.

Please discuss other products such as drugs approved by the FDA that contain a synthetic version of a substance that is present in the marijuana plant.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to include products that contain a synthetic version of a substance that is present in the marijuana plant.

24.

Please discuss the terms of your management service agreements with TAA and TAG. Please include all of the material terms agreed to by the parties. This includes, but is not limited to:

•

the material services provided;

•

payment terms;

•

the duration of the agreement; and

•

the material termination provisions.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to address the issues raised in the above comment.

25.

You provide forward-looking information regarding future sales of marijuana in the U.S. and in Colorado on page 22.  If the disclosure is based on your belief, please provide additional disclosure supporting your belief and discuss the assumptions that form the basis of the forward-looking information.  Alternatively, please disclose any other basis for the disclosure.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to state that the source of information regarding future sales of marijuana in the United States and Colorado was provided by “The ArcView Group”, a professional industry resource for investors, research and progress.

Market Need, page 23

26.

If true, please explain how you plan to create genetic consistency for the marijuana products under your brand name.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure that explains how we plan to create genetic consistency for the marijuana products under our brand name.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

Our Business and Plan of Operation, page 24

27.

Please discuss how you will ensure quality and consistency of marijuana sold under your brand name.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to discuss the quality and consistency of marijuana sold under our brand name.

Business Model, page 24

28.

You state that you will be setting up partnerships with your customers during the next few months.  Please clarify if you are currently in conversations with customers. Alternatively, please revise your disclosure to remove the inference that you are.

RESPONSE:  We respectfully submit to the Staff that we have removed this statement from our disclosure.

Competition, page 25

29.

You explain that you are an ancillary business similar to a real estate agent or a lighting manufacturer.  Please explain how your potential liability differs from a service provider that is not knowingly providing a service related to the cultivation and sale of marijuana.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to address the above issue listed in this comment.

30.

Please identify the competitors such as pharmaceutical companies and individual producers that plan to offer a branded product.

Response:  We respectfully submit to the Staff that we have revised our disclosure to identify the competitors that plan to offer a branded product.  We are unaware of any individual producers that plan to offer a branded product.

Intellectual Property, page 26

31.

Explain why growing methods and environmental designs are proprietary and how you protect them.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to explain why our growing methods and environmental designs are proprietary and how we protect them.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

32.

If applicable, please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to discuss the legal limitations on our ability to enforce protection of our intellectual property.

Employees, page 26

33.

We note that you have no employees.  We also note that you have two executive officers who are hired as “independent contractors.”  Please expand your disclosure to explain why you have not hired any employees.  Additionally, please supplementally provide us with an analysis as to why these two contractors are not employees under Nevada law.

Response:  We respectfully submit to the Staff that we have updated our disclosure to explain why we have not hired any employees.  Additionally, we submit that we consider our executive officers not to be employees since the contractor agreements of our executive officers are through Aquarius Holdings LLC, a wholly owned subsidiary of Aquarius Cannabis Inc,

Management ’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

34.

Please explain how you will ensure that producers have a “strong, stable market for their medical and recreational marijuana.”

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to omit the language “strong, stable market for their medical and recreational marijuana” and have supplemented our disclosure with additional information.

Liquidity and Capital Resources, page 27

35.

Please disclose how long you expect your business operations to continue with your current amount of cash and cash equivalents. If you expect that your business operations cannot continue for twelve months given your current cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to address the above listed issues in this comment.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

Liquidity and Capital Resources for the nine months………….,  page 33

36.

Please explain why Aquarius Colorado purchased grow lights and any plans that you have for these grow lights.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to state that the purchase of glow lights was for research and development purposes.

Executive Compensation, page 35

37.

Please update your executive and director compensation disclosure to include the registrant’s last completed fiscal year. You should continue to provide 2013 executive compensation information in your Summary Compensation Table.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to include executive and director compensation for the nine months ended September 30, 2014 along with 2013 executive and director compensation information.

Security Ownership of Certain Beneficial Owners and Management, page 37

38.

Please identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by the Aquarius Group, LLC.

RESPONSE:  We respectfully submit to the Staff that we have updated our disclosure to address the issue raised in this comment.

Transactions with Related Persons, Promoters and Certain Control Persons and Director

Independence, page 38

39.

We note that TAA and TAG provide management services to you.  Please expand your disclosure to provide the information required by Item 404(a) of Regulation S-K.  In this regard, please specifically address whether Mr. Lawyer or Mr. Grede personally provide services to you through either of these companies.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to address the issue listed in this comment letter.

Index to Financial Statements, page F-1

40.

Provide pro forma financial information specified by Rule 8-05 of Regulation S-X for the December 1, 2014 share exchange with Aquarius Colorado or tell us why you believe such information is not required.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

RESPONSE:  We respectfully submit to the Staff that included on page 6 under Summary of Financial Information we disclose the following:

“As the Share Exchange did not occur prior to September 30, 2014, we are not yet able to present consolidated financial statements for Aquarius that are inclusive of our now wholly-owned subsidiary Aquarius Colorado.”

We will work diligently to submit consolidated financial statements as of December 31, 2014, in our future amended S-1 filings.

Statements of Cash Flows, page F-6

41.

Explain to us how your operating activities provided cash when you report a net loss and no revenues or revise the statement as necessary.  Also, the amounts presented do not total to the amount shown.  Please revise as necessary.

RESPONSE:  We respectfully submit to the Staff that we have revised our “Statement of Cash Flows” accordingly for the footing error of not including a $20 loan from employee and correspondingly reclassified this amount in the balance sheet and provided necessary footnote disclosure explaining these revisions.  All other expenses leading to the $1,100 loss was paid on our behalf by Aquarius Colorado and properly disclosed in Due to Related Party activity in the operating section.

Note 1 Nature of Operations, page F-7

42.

Provide us the ownership of Aquarius Cannabis Inc. and Aquarius Holdings LLC just prior to the December 1, 2014 exchange transaction which demonstrates that the December 1, 2014 exchange was a common control transaction pursuant to ASC 805-50, if true.

RESPONSE:  We respectfully submit to the Staff that Aquarius Cannabis, Inc. was under common control at the time of formation. The owners sold or gave away most of their controlling interest prior to the exchange transaction so the exemption from ASC 805-50 does not apply.

Report of Independent Registered Public Accounting Firm, page F-14

43.

The financial statements are labeled as those of Aquarius Holdings LLC.  The report opines on the financial statements of Aquarius Holding LLC.  Please revise the disclosure as necessary to address this inconsistency.

RESPONSE:  We respectfully submit to the Staff that our auditor has revised his report to address this inconsistency.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

Note 6 Convertible Notes Payable, page F-37

44.

You state on page 17 “Upon conversion of all of the convertible promissory notes issued by Aquarius Colorado, we will have up to 24,282,500 shares of Common Stock outstanding.”  However, in this note you indicate the notes are not currently convertible and won’t be convertible until if and when your common stock is listed on the OTC BB. Please reconcile these two statements and revise the disclosure as necessary.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure on page 20 under Selling Security Holders to align with the footnote to the financial statements.

Exhibits

45.

Please file the TAA and TAG agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

RESPONSE:  We respectfully submit to the r Staff that the “TAA” and the “TAG” agreements were submitted in our disclosure as Exhibits 10.3 and 10.4, respectfully.

46.

Please file the convertible promissory notes issued by Aquarius, the promissory note issued to Mr. Hagel, and the promissory note issued to Mr. Rudyak as exhibits.

RESPONSE:  We respectfully submit to the Staff that we are filing the promissory notes issued to Mr. Hagel and Mr. Rudyak as “Exhibits” to this registration statement.

Other Comments

47.

Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE:  We respectfully submit to the Staff that all relevant exhibits have now been filed.

48.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  We respectfully submit to the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Michael Davis Lawyer

Aquarius Cannabis Inc.

February 9, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AQUARIUS CANNABIS, INC.

By:	/s/ Michael Davis Lawyer
Name: Michael Davis Lawyer
Title: Chief Executive Officer